EXHIBIT 99.1

The Thomson Corporation

Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com News Release

Investor Contact:	Media Contact:

Frank Golden Vice President, Investor Relations The Thomson Corporation (203) 539-8470 frank.golden@thomson.com	Allison Hagan Vice President, Public Relations Thomson Financial (646) 822-2076 allison.hagan@thomson.com

For Immediate Release

THOMSON TO ACQUIRE QUANTITATIVE ANALYTICS, INC.

Addition of Analytic and Data Integration Capabilities Will Expand Thomson Financial Offering to Investment Managers

STAMFORD, Conn., January 3, 2006 – The Thomson Corporation (NYSE: TOC; TSX: TOC) today announced that it has signed an agreement to acquire privately-held Quantitative Analytics, Inc. (QAI), a leading provider of financial database integration and analysis solutions. QAI’s software solutions are used by more than 200 of the world’s most prominent investment firms for securities selection, modeling, back-testing, portfolio construction and trading strategy development. Financial terms of the transaction were not disclosed.

QAI integrates multiple data sources, including proprietary customer data, to create an integrated database of financial information and provides a suite of analytical tools to query or “mine” the database for insights and trading ideas. Upon completion of the acquisition, Thomson Financial will have the ability to deliver integrated, multi-asset class workflow solutions on a global basis.

“In a highly competitive and often fragmented market, QAI has established itself as the leading provider of multi-asset class, high-end analytics. I believe the combined capabilities of our businesses will immediately position Thomson Financial at the forefront of the solutions space for investment managers,” said Suresh Kavan, President of the Corporate Services, Investment Banking and Investment Management segments of Thomson Financial. “Following the acquisition, our product suite will provide Thomson clients with one-stop access to market leading data sets, quantitative analytics and integrated delivery systems. Together, we are well positioned to penetrate new sub-segments, address expanded opportunities in new geographies and improve client performance in the $2.5 billion buy-side market.”

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Thomson to Acquire QAI
January 3, 2006

“For many years we have enjoyed a strong partnership with Thomson Financial, while our customers have benefited from our analytical and data integration tools applied to Thomson’s leading databases. We feel this acquisition is the perfect next step – bringing together the best content and analytics and the broadest customer base in the industry,” said Bill Aronin, President and CEO of QAI. “We see this transaction as an opportunity to take our offerings to the next level of scale and service and are excited to have reached this agreement with Thomson.”

All of QAI’s management team and employees will become part of the Investment Management segment of Thomson Financial and will continue to develop industry leading analytics.

Thomson and QAI have received confirmation that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has been terminated. Thomson and QAI expect to close the transaction shortly, subject to the satisfaction of customary closing conditions.

About The Thomson Corporation
The Thomson Corporation (www.thomson.com), with 2004 revenues of $8.10 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate e-learning and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 40,000 employees and provides services in approximately 130 countries. The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

About QAI
Founded in 1997, Quantitative Analytics, Inc. (QAI) is a leading provider of database integration and analysis solutions to the financial services industry. Its core product, MarketQA, integrates a powerful function language with historical and daily-updated fundamental and pricing data, offering unmatched performance and flexibility for financial data retrieval and analysis. QAI also provides high-frequency data solutions via FasTick and FasTick RT, its high-compression financial data capture, storage and analysis tools. WebQA, a QAI product that is currently under development, is a web-based custom report generator that accesses the MarketQA databases.

All products from QAI are designed with the financial researcher in mind. The company’s mission is to provide accurate financial database integration, innovative software design, and top-notch customer support to its clients.

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Thomson to Acquire QAI
January 3, 2006

This news release includes forward-looking statements which are based on certain assumptions and reflect the Corporation’s current expectations. Forward-looking statements are those which are not historical facts and include the Corporation’s expectations regarding the anticipated benefits of the acquisition, such as the Corporation’s ability to deliver new services and build new capabilities. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations include risks related to the Corporation’s ability to successfully integrate QAI and achieve expected synergies and actions of the Corporation’s competitors. Other risks and factors are discussed in the Corporation’s materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, including the Corporation’s annual information form, which is also contained in its annual report on Form 40-F for the year ended December 31, 2004. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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